

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 16, 2016

Robert G. Kramer
President
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

Re: **Aptevo Therapeutics Inc.**
        Amendment No. 1 to Registration Statement on Form 10
        Filed May 31, 2016
        File No. 001-37746

Dear Mr. Kramer:

We have reviewed your amended filing and your May 31, 2016 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2016 letter.

Exhibit 99, Information Statement

Unaudited Pro Forma Combined Balance Sheet, page 72

1. Considering your response to our prior comment 18, please disclose how you will account for the legal formation and capitalization of Aptevo and the contribution of the assets and liabilities of Aptevo by Emergent and why you have not presented pro forma statements of operations including pro forma loss per share information.

Business

Manufacturing
Sources of Availability of Raw Materials, page 86

2. Please expand your discussion of your agreements with CMC Biologics, Patheon UK Limited and Rovi Contract Manufacturing, S.L. to identify the products that are dependent on each of the supply agreements and to disclose the material terms of the agreements, including but not limited to exclusivity provisions, obligations to pay milestones, term and termination provisions and the nature of the triggering events.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, pages 103 and 105

3. Please disclose the nature and amount of research and development expenses incurred for your IXINITY product candidate after it was approved by the FDA in April 2015.

4. Please disclose the amount of decreases or increases that you attribute to "timing of manufacturing activities" and disclose why these activities impact research and development expenses.

Notes to Combined Financial Statements
1. Nature of Business and Basis of Presentation, page F-7

5. Please refer to your response to our prior comment 18 that the formation of Aptevo as the eventual standalone parent company will be effective upon completion of the spin-off from Emergent and the newly-formed Aptevo entity does not yet hold any of the certain assets and liabilities of the Emergent BioSolutions Inc. biosciences business. As such, tell us:
    *   Why it is appropriate to label the financial statements as Aptevo Therapeutics Inc.;
    *   Why it is appropriate to refer to the historical results presented in the summary and selected combined historical financial information/data and in MD&A elsewhere in the filing as Aptevo;
    *   Why you do not include audited financial statements of Aptevo Therapeutics Inc, the company that will serve as the registrant, in the filing; and
    *   What entities or businesses are being combined in the combined financial statements.

2. Summary of significant accounting policies
Segment reporting, page F-13

6. Please refer to your response to our prior comment 19. Include the segment information required by ASC 280-10-50-40 through 50-42 in the notes to the audited financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bonnie Baynes, Staff Accountant, at (202) 551-4924 or James Rosenberg, SACA, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Eric Burt
      Emergent BioSolutions Inc.

      Hal Leibowitz
      Joseph Conahan
      Wilmer Cutler Pickering Hale and Dorr LLP